Philips plans to participate in TSMC share repurchase program

Tuesday, May 13, 2008

Amsterdam, The Netherlands – Royal Philips Electronics (NYSE:PHG, AEX:PHI) today announced that, market conditions permitting, it plans to sell common shares in Taiwan Semiconductor Manufacturing Company Ltd. (TAIEX: 2330, NYSE: TSM) in a share repurchase program as announced by TSMC.

This TSMC share repurchase program is part of the fourth step in the multi-phased plan to facilitate an orderly exit by Philips from its shareholding in TSMC as announced by Philips and TSMC on March 9, 2007. This plan aims to reduce Philips’ holding in TSMC to zero before the end of 2010. Today, TSMC has announced it plans to execute this share buyback program via open market transactions on the Taiwan Stock Exchange for up to USD 1 billion worth of shares. Philips plans to participate in additional share repurchase programs in the next years as part of its effort to further build down its holding in TSMC.

Currently, Philips holds approximately 1.3 billion TSMC shares representing approximately 5% of TSMC’s issued shares. This total stake is worth approximately USD 2.8 billion at current market prices of TSMC shares.

For more information, please contact:
Arent Jan Hesselink
Philips Corporate Communications
Tel:  +31 20 59 77415
Email:  arentjan.hesselink@philips.com

About Royal Philips Electronics
Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is a global leader in healthcare, lighting and consumer lifestyle, delivering people-centric, innovative products, services and solutions through the brand promise of “sense and simplicity”. Headquartered in the Netherlands, Philips employs approximately 134,200 employees in more than 60 countries worldwide. With sales of EUR 27 billion in 2007, the company is a market leader in medical diagnostic imaging and patient monitoring systems, energy efficient lighting solutions, as well as lifestyle solutions for personal wellbeing. News from Philips is located at www.philips.com/newscenter.

Forward-looking statements
This release may contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. In particular, the offer and sale by Philips of TSMC shares, and the proceeds of any such sales, will depend on equity capital market conditions, particularly those affecting the semiconductor industry.

 This release does not constitute an offer of any securities for sale. Any offer or sale of securities shall be made by means of a registration statement filed with the U.S. Securities and Exchange Commission under the Securities Act of 1933 or by means of an exemption from the registration requirements thereof.